June 3, 2025

Kelly Janzen
Executive Vice President and Chief Financial Officer
Vestis Corporation
1035 Alpharetta Street, Suite 2100
Roswell, Georgia 30075

       Re: Vestis Corporation
           Form 10-K for Fiscal Year Ended September 27, 2024
           File No. 001-41783
Dear Kelly Janzen:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services